ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 3: <u>Order Interaction with Broker-Dealer Operator; Affiliates</u>

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?	⦿ Yes ◯ No
If yes, explain the opt-out process.	As described in Item 1(a) above, Kezar Trading is the broker-dealer operator of both the LeveL ATS and the Luminex ATS. Luminex ATS Subscribers may opt in to a feature of the Luminex ATS called LeveLUp that would allow Kezar Trading to route certain Luminex ATS Subscriber orders to the LeveL ATS. LeveL ATS subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). See Part III Item 14. Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest routed to the LeveL ATS by Kezar Trading, the broker-dealer operator of both the LeveL ATS and the Luminex ATS, relating to the LeveLUp feature of the Luminex ATS.
b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?	⦿ Yes ◯ No
If yes, explain the opt-out process.	Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). Accordingly, subscribers may use Contra-party Permissioning to specifically opt out from interacting with the orders and trading interest of an Affiliate of Kezar Trading (in such Affiliate's capacity as a LeveL ATS subscriber). Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). A subscriber may utilize Internalization-Only permissioning or Desk Permissioning such that the subscriber's orders are ineligible to interact with other orders submitted by an Affiliate of Kezar Trading or any other LeveL ATS subscriber. Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups (as defined at Part III Item 13). As noted at Part III Item 13, all subscribers are members of one or more Predetermined Counterparty Groups. Accordingly, a subscriber that elects to not interact with one or more Predetermined Counterparty Groups may effectively opt out of interacting with the orders and trading interest of an Affiliate(s) of Kezar Trading. While a Predetermined Counterparty Group may exclude trading interest of one or more Affiliates of Kezar Trading, the identities of the subscribers comprising each Predetermined Counterparty Group are not disclosed to subscribers (other than a subscriber's own Predetermined Counterparty Group categorization(s)). Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group" and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on ~~Luminex's~~ Kezar Trading's willingness and ability to support such a proposed Custom Counterparty Group. While a Custom Counterparty Group may exclude trading interest of an Affiliate of Kezar Trading, the identities of the subscribers comprising any Custom Counterparty Group will not be disclosed to the subscriber making the election.

	See Part III Items 13 and 14 for additional information regarding subscriber segmentation and counterparty permissioning.
c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?	⦿ Yes ◯ No

ATS-N/UA: Part III: Manner of Operations

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	Kezar Trading charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS. Although commission rates can be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions, rates are individually negotiated between Kezar Trading and the relevant subscriber. Kezar Trading charges a standard commission rate of $0.005/share for transactions resulting from EFUT Conditional Orders. Kezar Trading does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders. Kezar Trading does not charge any other fees for use of the LeveL ATS (i.e., Kezar Trading only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by Kezar Trading). As discussed in Part III Item 19(c) below, <u>certain </u>subscribers that ~~provide liquidity to other subscribers with whom they~~ are in a bilateral or multilateral trading arrangement to execute against ~~each~~ other <u>subscribers </u>in the LeveL ATS may pay a higher negotiated commission rate to Kezar Trading, who will rebate part of that higher rate to the other subscriber<u> or subscribers</u>. As noted above, Kezar Trading charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b),	As discussed in Part III Item 19(a) above, at its discretion and upon written agreement with the relevant subscribers, Kezar Trading may pay rebates in specific, limited circumstances. If a subscriber has entered into a bilateral or multilateral arrangement to execute against other subscribers in the LeveL ATS, <u>that subscriber may agree to pay a higher commission rate to </u>Kezar Trading <u>in exchange for Kezar Trading rebating the additional commission amount (the amount above the</u>

including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

commission rate that the subscriber otherwise has agreed to pay to Kezar Trading) to the other subscriber or subscribers who are parties to such arrangements with that subscriber. ~~may charge a higher negotiated commission rate to the subscriber that is acting as a "liquidity provider" in the arrangement and then rebate part of that commission rate to the "liquidity taking" subscriber in the arrangement.~~ These rebate arrangements are solely at the request of interested subscribers and are not solicited by Kezar Trading. The specific amount of any such rebates is also determined solely by the arrangement between the ~~"liquidity providing" subscriber and the "liquidity taking"~~ subscribers that are parties to those arrangements and are not set by Kezar Trading. Rebates range from a low of zero to ~~paid~~ a high of~~to the "liquidity taking" subscriber are~~ $0.0027 per executed share. Aside from these arrangements, Kezar Trading does not pay rebates relating to any other order flow sent to the LeveL ATS.